787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 14, 2016

via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re: Level 3 Financing, Inc., Level 3 Communications, Inc., and Level 3 Communications, LLC Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Level 3 Financing, Inc., Level 3 Communications, Inc. and Level 3 Communications, LLC (the “Registrants”), we are transmitting for filing, in electronic format via EDGAR, the Registrants’ Registration Statement on Form S-4 relating to the offer to exchange up to $900,000,000 aggregate principal amount of Level 3 Financing, Inc.’s 5.375% Senior Notes due 2024, issued on November 13, 2015 in a private offering to qualified institutional buyers under Rule 144A under the Securities Act of 1933, as amended, and outside the United States in accordance with Regulation S under the Securities Act, for up to $900,000,000 aggregate principal amount of Level 3 Financing, Inc.’s 5.375% Senior Notes due 2024 that have been registered on the Registration Statement under the Securities Act.

The Registrants do not expect to request that the Registration Statement become effective until after the information contained in Part III of Level 3 Communications, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 has been filed with the Securities and Exchange Commission.

Should you have any questions or comments, please do not hesitate to call the undersigned at (212) 728-8662.

Very truly yours,

/s/ Laura L. Delanoy

Laura L. Delanoy

cc: Neil J. Eckstein, Esq., Senior Vice President, Level 3 Communications, Inc.
cc: David K. Boston, Esq.

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